

Mail Stop 3030

April 30, 2009

Michael R. Rodriguez
Senior Vice President, Finance and Chief Financial Officer
Endocare, Inc.
201 Technology Drive
Irvine, California 92618

      Re: Endocare, Inc.
             Amended Registration Statement on Form S-4
             Supplemental Correspondence received April 29, 2009
             File No. 333-156921

Ladies and Gentlemen:

      We have limited our review of your filing to those issues we have addressed in our comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Response to our prior comment

1.   You state in your response that the board expects to complete its evaluation by May 15, 2009—just five days before the meeting date. Explain why you believe that a board determination by May 15 "will provide the Company's stockholders with a reasonable amount of time to receive and review the prospectus supplement … and to submit proxies prior to the Company's special meeting." We note that you only commit to allow at least 10 calendar days from the date of the prospectus supplement if the board's final determination is delayed. We also note on page v that Endocare shareholders cannot change their votes by telephone, internet or other expedited methods.

As appropriate, please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Michael R. Rodriguez
Endocare Inc.
April 30, 2009
Page 3

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ruairi Regan at (202) 551-3269 or me at (202) 551-3800 if you have questions regarding our comment.

Sincerely,

Peggy Fisher
Assistant Director

cc: Michelle A. Hodges (by facsimile)